April 4, 2006

FILED VIA EDGAR

Mr. Chris Owings
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.

Re:	Great Plains Energy Incorporated Registration Statement on Form S-3 No. 333-132829

Ladies and Gentlemen:

The following delaying amendment is hereby incorporated by reference onto the cover page of Great Plains Energy Incorporated’s Registration Statement on Form S-3 No. 333-132829 originally filed with the Securities and Exchange Commission on March 30, 2006:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Sincerely, /s/Mark G. English Mark G. English General Counsel and Assistant Secretary Great Plains Energy Incorporated

c via fax:	Peggy Kim